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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)

                     of the Securities Exchange Act of 1934

                                (Amendment No. )

             MORGAN STANLEY DEAN WITTER AFRICA INVESTMENT FUND, INC.
            ---------------------------------------------------------
                       (Name of Subject Company (issuer))

             MORGAN STANLEY DEAN WITTER AFRICA INVESTMENT FUND, INC.
            ---------------------------------------------------------
                 (Names of Filing Persons (offeror and issuer))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   617444 10 4
                       -----------------------------------
                      (CUSIP Number of Class of Securities)

                             Harold J. Schaaff, Jr.

              Morgan Stanley Dean Witter Investment Management Inc.

                           1221 Avenue of the Americas

                            New York, New York 10020

                                 (212) 762-7188
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      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:

                             Leonard B. Mackey, Jr.

                       Clifford Chance Rogers & Wells LLP

                                 200 Park Avenue

                            New York, New York 10166

                            Calculation of Filing Fee

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Transaction Valuation                          Amount of Filing Fee

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================================================================================
$                                                        $
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* Set forth the amount on which the filing fee is calculated and state how it was determined.

|_|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:______________________
         Form or Registration No.:_____________________
         Filing Party:________________________________
         Date Filed:_________________________________

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|      third-party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transactions subject to Rule 13-e-3.
|_|      amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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             Morgan Stanley Dean Witter Africa Investment Fund, Inc.


                             (For Immediate Release)

         New York, New York, July 18, 2000 - Morgan Stanley Dean Witter Africa Investment Fund, Inc. (the "Fund") announced today that the Fund's tender offer (the "Tender Offer") for up to 10% of the Fund's outstanding shares of common stock will commence on or about August 14, 2000 and terminate on or about September 15, 2000. As announced on April 20, 2000, the Tender Offer will be conducted at a price equal to 95% of the Fund's net asset value per share ("NAV") on the last day of the tender period (or as otherwise permitted by the rules of the Securities and Exchange Commission (the "SEC")).

         The Tender Offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The offering documents will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

         In connection with the Tender Offer, the Fund announced that, pursuant to the Securities Exchange Act of 1934, as amended, as of July 18, 2000, it will cease to purchase shares in the open market pursuant to the Fund's share repurchase program which was approved by the Board on July 1, 1998. Under that program, the Fund is permitted to purchase Fund shares in the open market at times and prices determined by management to be in the best interests of the stockholders of the Fund. The Fund will be permitted to resume the purchase of shares in the open market pursuant to the Fund's share repurchase program on or about 10 business days after the termination of the Tender Offer.

         The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the NYSE (AFF). The Fund's investment objective is long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of African issuers and by investing, from time to time, in debt securities issued or guaranteed by African governments or governmental entities. Morgan Stanley Dean Witter Investment Management Inc. is the Fund's investment manager.

         This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer for Cash and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents will be available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.

         For further information, please contact Georgeson Shareholder Communications Corporation, 17 State Street, New York, New York, at 800-223-2064.